UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10028617

hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 44766

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/09_____ AND ENDING _____12/31/09_____
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Morgan Stanley Distribution, Inc._

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
Morgan Stanley Distribution, Inc.
100 Front Street, Suite 400
West Conshohocken, PA 19428-2881

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009 which were agreed to by Morgan Stanley Distribution, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (accounts payable requisitions with appropriate level of signoff and related expense journal entries), and noted no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the thirteen-month period ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 and noted a difference of $7,855.

3. Compared the adjustments reported in Form SIPC-7T with supporting schedules and the Company's December 2009 SIPC-7T working papers, and noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and the Company's December 2009 SIPC-7T working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7T. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2010

Member of
Deloitte Touche Tohmatsu

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
8-044766     FINRA     NOV     4/17/1992
MORGAN STANLEY DISTRIBUTION INC
ATTN: SEAN DRISCOLL
522 FIFTH AVENUE
NEW YORK, NY  10036
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to orm@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joseph D'Auria 212-276-2584

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

    B. Less payment made with SIPC-6 filed (exclude interest)   (150)

      1/20/09
      Date Paid

    C. Less prior year overpayment applied   (∅)

    D. Assessment balance due or (overpayment)   ∅

    E. Interest computed on late payment (see instruction E) for __0__ days at 20% per annum   ∅

    F. Total assessment balance and interest due (or overpayment carried forward) $ ∅

    G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ ∅

    H. Overpayment carried forward $(∅)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Morgan Stanley Distribution, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the **24** day of **February**, 20**10**.

EXECUTIVE DIRECTOR AND Financial and Operations Princ
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending **Dec. 31**, 20**09**
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __1,363,031__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   __16,845,409__

(7) Net loss from securities in investment accounts.

Total additions   __16,845,409__

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   __18,198,900__

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
Code 4075 plus line 2b(4) above) but not in excess
of total interest and dividend income. $ __5,919__

(ii) 40% of interest earned on customers securities accounts
(40% of FOCUS line 5, Code 3960). $ __Ø__

Enter the greater of line (i) or (ii)   __5,919__

Total deductions   __18,204,819__

2d. SIPC Net Operating Revenues $ __3,621__

2e. General Assessment @ .0025 $ __150__

(to page 1 but not less than
$150 minimum)